EX-99.VOTESUBADV

Redwheel Stewardship Policy April 2023 redwheel.com

Version Control
Version	Date:	Author:	Approved by:	Detail of Change
v.01	19 Jan 22	Chris Anker	Sustainability Committee	Creation, replacing the prior published RWC Proxy Voting Policy
v.02	14 Feb 22	Chris Anker	Sustainability Committee	Insertion of additional RWC entities in base policy
v.03	30 Apr 23	Chris Anker	Sustainability Committee	Clarification regarding stocklending. Insertion of reference to 'good governance' assessment (SFDR). Reframe application to Redwheel entities that manage money in base policy
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1. Application

1.1	Redwheel is a registered trademark of RWC Partners Limited. This Redwheel Stewardship Policy defines the approach to be followed by Redwheel and its investment teams in relation to stewardship. It applies to all investments held in pooled and segregated mandates managed by Redwheel entities (collectively referred to as 'the Firm', 'Redwheel' or 'we') in respect of which authority to undertake stewardship activity has been delegated to, or otherwise rests with, Redwheel. At the time of writing, the Redwheel entities authorised to manage money comprise:
●	RWC Partners Holdings Limited
●	RWC MidCo Partners Limited
●	RWC Partners Limited
●	RWC Asset Management LLP
●	RWC Singapore (Pte) Limited
1.2	This policy also applies in respect of stewardship that is not specific to investments, such as our participation in market initiatives.
1.3	The scope of this policy is to define our views on the stewardship activities generally applicable to Redwheel and its investment teams at the time of writing. It does not seek to define comprehensively our views on how stewardship should be conducted across all investment types, issues, asset classes etc.
1.4	This policy also does not seek to define how stewardship should be conducted by managers acting for Redwheel on a sub-advisory basis, although we would expect their approaches to be aligned with the principles set out within this policy.

2. Clarification

2.1	It is ultimately the responsibility of Redwheel staff to understand the scope of the policy, and to identify the need to seek further guidance or clarity. Should you be unsure how or if these obligations apply to you, please seek advice from the Sustainability team.

3. Content

3.1	The content of this policy is as described within the appendix to this document. It is intended that this appendix should represent the public version of this policy.
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APPENDIX

REDWHEEL STEWARDSHIP POLICY STATEMENT

1. Application

1.1	Redwheel is a registered trademark of RWC Partners Limited. The Redwheel Stewardship Policy defines the approach to be followed by Redwheel and its investment teams in relation to stewardship. It applies to all investments held in pooled and segregated mandates managed by Redwheel entities (collectively referred to as 'the Firm', 'Redwheel' or 'we') in respect of which authority to undertake stewardship activity has been delegated to, or otherwise rests with, Redwheel. At the time of writing, the Redwheel entities authorised to manage money comprise:
● RWC Partners Holdings Limited	● RWC Asset Management LLP
● RWC MidCo Partners Limited	● RWC Singapore (Pte) Limited
● RWC Partners Limited
1.2	The policy also applies in respect of stewardship that is not specific to investments, such as our participation in market initiatives.
1.3	The scope of the policy is to define our views on the stewardship activities generally applicable to Redwheel and its investment teams at the time of writing. It does not seek to define comprehensively our views on how stewardship should be conducted across all investment types, issues, asset classes etc.
1.4	The policy also does not seek to define how stewardship should be conducted by managers acting for Redwheel on a sub-advisory basis, although we would expect their approaches to be aligned with the principles set out within this policy statement.

2. Rationale

2.1	At Redwheel, we and our investment teams strongly believe that the consideration of both material financial and material sustainability factors within a fully integrated investment process can help to enhance assessments of risk and return.
2.2	Within our work, we consider active stewardship to be vital to protecting and enhancing the long-term interests of our clients. Again, a fully integrated approach is applied, by which we mean that we do not separate financial and sustainability stewardship. As such, individual stewardship activities can and do encompass the full breadth of investment considerations i.e. risk and opportunity factors relevant for investment that are reflected in financial statements, as well as those that are not.
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2.3	For instance, the quality of a company's approach to strategy, capital allocation, capital structure, and transparency have a significant bearing on the financial case for investment. At the same time, unethical or neglectful behaviour by a company in relation to the management of environmental, social or governance risks can harm the environment or society in which a company is located and by doing so may also damage the interests of those providing capital.
2.4	It is for these reasons that we place such importance on having an integrated approach to stewardship in our investment processes, on the one hand as part of risk discovery and risk mitigation, whilst on the other to support the implementation of best practice, reducing the adverse environmental and social impacts of operations, as well as to encourage focus on areas of future growth.

3. Policy Approach

3.1	In developing this Stewardship Policy, we have drawn heavily on the framework that underpins the UK Stewardship Code and the terms and definitions that are used within it which serve to define the concept of stewardship and its application in practice at Redwheel. As a global investor regulated in the UK, we believe that this is a pragmatic approach to acting as a good steward of the capital that clients entrust to us, given the Code's global standing in terms of setting best practice standards.
3.2	For us, stewardship is defined functionally, reflecting primarily the work we do in terms of engaging the companies in which we invest, and how we participate in shareholder meetings. Our approach is consistent with the definition advanced by the UN Principles for Responsible Investment[1] that stewardship is:

"the use of influence by institutional investors to maximise overall long-term value including the value of common economic, social and environmental assets, on which returns and clients’ and beneficiaries’ interests depend"

It is also consistent with the definition advanced by the UK's Financial Reporting Council within the UK Stewardship Code2:

"Stewardship is the responsible allocation, management and oversight of capital to create long-term value for clients and beneficiaries leading to sustainable benefits for the economy, the environment and society."

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1 https://www.unpri.org/stewardship/about-stewardship/6268.article

2 https://www.frc.org.uk/document-library/corporate-governance/2019/2020-corporate-stewardship-code-(1)

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3.3	Consistent with our view as a business that our role as an investor is to invest for current and future generations, our stewardship policy and approach is underpinned by the following beliefs as to what good practice at the issuer level should comprise:
●	Over the long run, issuers can deliver investment return while managing risk by focussing on financial and non-financial factors;
●	Issuers should have a primary focus on creating and maintaining value over the long-term and incentivising this appropriately. They should also implement governance frameworks that maintain the interests of investors and management in appropriate alignment;
●	Where a third party exerts significant control over a company in which we are invested, the Board should ensure that the rights of minority investors are respected and protected;
●	Boards should in aggregate have appropriate expertise, represent a diverse range of backgrounds and interests, and ensure appropriate balance in the representation of independent and non-independent members. Individually, shareholder representatives should have and should continue to invest in appropriate skills and knowledge, enabling them to offer constructive challenge to executives in relation to risk management in practice, as well as the pursuit of new areas of opportunity;
●	Issuers should develop and implement policies relevant to their current and anticipated operations. They should also be transparent about their commitments so that progress towards achievement of end goals can be assessed.
3.4	Where issuers are not able to evidence such practices, our investment teams commit to promote these beliefs within their stewardship activity.
3.5	Consistent with the above, and until such time as a formal regulatory definition is made available, we shall interpret the 'good governance' requirement arising under the EU Sustainable Finance Disclosure Regulation through reference to the check-list shown below. For a given issuer, we will consider that 'good governance' is followed if we are satisfied that reasons for concern exist in relation to no more than 2 of the 5 factors shown. Where concerns exist in relation to three or more factors, stewardship will be undertaken in pursuit of ameliorating these concerns; where this is the case, teams will be required to present to the Redwheel Sustainability Committee regularly to justify how the company's response to engagement gives confidence that 'good governance' is being followed in practice notwithstanding the fact that concerns have been identified. Within quantitative assessments, data will be obtained from expert third party sustainability research houses.
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"Good governance" criteria (EU SFDR Article 8)

Within the assessment of the extent to which companies follow 'good governance', issuers will be assessed to ensure that they comply with the majority of the following five criteria:

●	Interests of shareholders and management considered to be well aligned
●	Not considered to be in breach of the UN Global Compact
●	Not considered to be in breach of OECD Guidelines for Multinationals
●	No recent history of significant controversies relating to employee relations
●	No recent history of significant controversies relating to tax

Issuers will be assessed on a regular basis. Alignment to the "good governance" criteria will be assessed in the first instance through reference to third party data; where this is not available, analysts will assess issuers' credentials in relation to at least the following factors:

-	management structures
-	employee relations
-	remuneration of staff and
-	tax compliance.

Related research notes will be made available to the Redwheel Sustainability Committee for inspection.

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4. Reference frameworks

4.1	As part of investment research, our investment teams undertake detailed evaluation of issuers' performance as regards the management of financial and non-financial factors, and their ability to harness opportunity. Within the assessment of environmental, social, and governance considerations, the following external reference frameworks are viewed as fundamental because of the broad support that they have:
UN Global Compact[3]	A set of 10 principles defining at a high level operational best practice with respect to human rights, labour rights, bribery & corruption, and environmental protections
ILO Core Labour Standards[4]	A set of best practices relating to forced labour, child labour, discrimination and unionisation
UN Guiding Principles on Business and Human Rights[5]	A set of principles establishing business responsibility to protect and respect human rights and to provide access to remedy where violation is identified
OECD Guidelines for Multinationals[6]	Recommendations on responsible business conduct, including in relation to product safety and taxation
SASB[7]	Recommendations on the sustainability factors most material within sectors
4.2	As mentioned above, our approach to stewardship is in large part framed with reference to the UK Stewardship Code. Mirroring our focus within investment research, stewardship may focus on financial as well as non-financial factors. Where stewardship is undertaken relating to sustainability factors, it is typical that the issues flagged as material within the frameworks identified above, and companies' disclosures and performance in respect of these, will be key areas of focus.

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3 https://www.unglobalcompact.org/what-is-gc/mission/principles

4 https://www.ilo.org/global/standards/lang--en/index.htm

5 https://www.ohchr.org/en/issues/business/pages/businessindex.aspx

6 http://mneguidelines.oecd.org/guidelines/

7 https://www.sasb.org/

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4.3	Investment teams may also take into account other frameworks where these aid analysis of company specific factors, including relevant thematic/sector/national/global standards (such as the development of science-based targets to support emissions reductions objectives aligned to the delivery of the Paris Agreement), as well as:
●	Issues yet to be reflected within frameworks seeking to define operational best practice;
●	Recommendations and insight provided by organisations of which Redwheel is a corporate member (for example, the ClimateAction100+, and CDP);
●	Our own distinct views on companies' disclosure and performance;
●	Extent to which we consider companies to be meeting effectively other standards considered relevant in context.

5. Proxy Voting

5.1	Proxy voting plays a key role within our Stewardship activity. As an investor in global equity and fixed income markets, we recognise clearly as a steward of client capital the importance of participating in shareholder meetings and making use of the rights that arise through ownership and our fiduciary responsibilities. We also recognise the importance of participating in bondholder meetings and making use of the rights we have as a creditor. Throughout the remainder of this document, the term "shareholder meeting" is used to denote both shareholder and bondholder meetings.
5.2	Within our decisions around proxy voting, we strive to ensure that we cast votes in a manner consistent with the delivery of our clients' best interests which we generally consider to be to maximise a company's potential to generate enduring shareholder returns over the long run. Specific vote decisions may also reflect the incremental escalation of the stewardship strategy applied to an investment.
5.3	The options available for investors to communicate what are often complex considerations tend to be highly constrained within proxy voting. In particular, where voting intentions reflect numerous interlocking factors, it can be helpful for investors to let companies know the rationale for the votes cast in order that they might both understand investors' approaches and also their expectations going forwards. Across all investment teams, our voting approach is grounded in pragmatism, recognising the constraints that exist in practice.
5.4	To support decision making, our default position is to vote in a manner consistent with the delivery of those governance standards which we consider to be most relevant to the investee company given its market of listing and operational footprint.
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5.5	Vote recommendations are provided to us by the specialist corporate governance research organisation, Institutional Shareholder Services (ISS), and take the form of the ISS Climate Voting Policy. This policy builds on ISS' well-established benchmark policy which focuses exclusively on corporate governance matters, but gives greater emphasis to climate risk management considerations within the analysis that supports vote recommendations. In this way, where climate risk management is considered poor, default recommendations will reflect this automatically. Nonetheless, all investment teams retain full discretion in relation to voting; the recommendations they receive from ISS inform but are not determinative of the votes that are cast. Where votes are cast against management or differ from the default vote recommendation received, rationales are recorded as standard.
5.6	Reflecting the autonomy that our teams retain over their investment processes, where companies are held across one or more teams, it is possible that the votes cast will differ; whilst teams are encouraged to align their votes in advance of shareholder meetings, in the instance that differences of opinion cannot be reconciled, the reasons for this will be recorded ahead of votes being cast.
5.7	In reaching vote decisions, Redwheel staff utilise research, information and/or services to assist them in understanding and analysing a specific proxy issue in addition to those outlined above. This may also be supported by the use of watchlists, which are updated from time to time.
5.8	Where it has authority to vote, Redwheel undertakes to vote each proxy in a timely manner and for the exclusive purpose of providing benefits to its clients. Whilst votes will typically be cast by proxy, by exception Redwheel may also attend shareholder meetings to vote in person.
5.9	Proxy voting activity is subject to ongoing oversight by Redwheel's Funds' Boards, the Redwheel Executive Committee and its Enterprise Risk function, with support on implementation provided in the first instance by the Redwheel Sustainability Team.
5.10	On the issue of shareblocking, market by market approaches apply. Whilst it is our general ambition to vote all proxies where we have authority to do so, if shareblocking arrangements would put at risk our ability to act in our clients' best interests, we reserve the right not to cast votes.
5.11	Redwheel aims to enable its teams to vote all holdings in full and so, as a matter of course, prefers not to support securities lending which can impact participation in shareholder meetings. For our more liquid funds, securities lending is not allowed. For funds investing in less liquid securities, arrangements with Prime Brokers (where they exist) may allow for positions to be used as collateral in order to support credit needs, which reduces the impact of fund cashflows on portfolio management. Where such arrangements exist, we retain the right to substitute collateral to facilitate voting.
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5.12	Consistent with our use of the UK Stewardship code as a key reference for the Redwheel Stewardship Policy, our approach to the assessment of corporate governance and proxy voting is strongly informed by the principles of the UK Corporate Governance Code. We consider the Code's principles to be generally sound in terms of defining good governance and as such could be applied globally, whilst simultaneously recognising that issuers may prefer to focus their ambitions on aligning with local market standards and expectations, and that the Code in only directly applicable to UK listed companies.
5.13	A high-level summary of our core Proxy Voting Principles is described below.
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SUMMARY of PROXY VOTING PRINCIPLES

Director-related

Boards should be able to demonstrate appropriate:

●	expertise
●	independence
●	accountability
●	responsiveness
●	climate governance

Where our investment teams have concerns about a company's Board, they may vote against the election/re- election of relevant individuals including the Chair.

Where teams have concerns over an individual director's performance or attendance record, they may vote against their re-election. Where they have concerns over the decisions made by a Board committee, they may vote against the Chair of that committee and/or other members.

Where CEO / Chairman roles are combined, we would expect to see an effective challenge mechanism e.g. the appointment of a Lead Independent Director to represent minority shareholder interests.

Remuneration

Remuneration policies should ideally:

●	Be simple and straightforward to understand with good disclosure of targets and performance
●	Align management incentives with shareholders' long-term interests
●	Promote long term strategic decision-making
●	Encourage significant equity ownership by management
●	Give the board discretion to adjust awards as appropriate (both negatively and positively)
●	Only change significantly where there has been meaningful consultation with shareholders

Whilst recognising that all companies are heterogeneous, we nonetheless expect that over time best practices should be recognised and adopted within remuneration approaches.

Where our investment teams have concerns over remuneration policies and practices, votes may also be cast against members of the remuneration committee.

Shareholder proposals

Where requests are practical and not readily addressed through other means, we will generally support shareholder proposals requesting greater disclosure of corporate environmental policies and practices.

Voting strategy

In applying these principles, investment teams interpret these principles pragmatically. For example, where the strict application of our principles would put at risk the subject company's ability to remain in conformance with other relevant best practice standards, discretion may be applied.

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6. Engagement

6.1	Engagement with issuers is another key aspect of our approach to Stewardship, reflecting the ongoing dialogue we have on a range of topics over time. Consistent with the definitions applied under the UK Stewardship Code, and the UN Principles for Responsible Investment, the scope of engagement includes:
●	Monitoring issuers
●	Advising issuers whether or not to take particular actions or make particular changes
6.2	Within our approach to engagement with investments, we strive to ensure that activity supports the delivery of client and regulatory expectations. Engagement is most typically undertaken bilaterally, discreetly and diplomatically. Dialogue is directed towards what we consider to be the most appropriate counterparty in the first instance, whether Board directors (e.g. Chair of Remuneration Committee in relation to remuneration matters) or executives (e.g. Head of Sustainability in relation to emissions management practice).
6.3	To the extent possible, we also strive to ensure that we approach engagement with a view to achieving distinct outcomes. Protracted engagement efforts may incorporate the use of milestones to help support delivery of long-term goals. Again, consistent with the definitions applied under the UK Stewardship Code, specific outcomes may include for instance:
●	Enhanced disclosure to support price/information discovery (i.e. fact finding to inform investment decisions)
●	Securing a commitment to take action or make changes, and ensuring that this occurs
●	Gain improved understanding of a company's thinking in relation to specific issues/themes
6.4	The resources required to support an engagement can and do vary however, meaning that the pursuit of quantity can compromise the delivery of quality. As an active manager, our teams naturally prefer to focus resource on targeted engagements, even where resource-intensity is high.
6.5	Where it is determined that intervention is required, the specific actions taken will normally consider factors such as:
●	Our engagement/proxy voting history with the company
●	% of market cap held, significance of company within portfolio, and expectations of engagement success
●	Extent to which concerns are 'acute' (one time) or 'chronic' (persistent)
●	Extent to which we see risk to sector view or to specific investment thesis
●	Marginal benefit of the engagement outcome in securing continued investment
●	Company's pre-existing involvement in stewardship initiatives of relevance
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●	Extent to which we can leverage our memberships to support/encourage novel stewardship approaches
6.6	As appropriate, engagement may otherwise be undertaken in collaboration with other stakeholders. Collaborative engagement opportunities are typically considered as alternative options to draw attention to relevant issues, involving working with others, for example, to increase the weight of assets behind specific requests made of corporates, or to highlight investor concerns to a broader audience. As a matter of preference, we will look to support collaborative organisations that are co-ordinated by organisations of which we are a member, although may from time to time work with other groups or organisations as we consider appropriate. Key considerations relevant to engagement in collaborative initiatives include our assessment of the extent to which our distinct views are reflected within the core request, the relevance of the initiative to the specific interests of our clients, as well as the scope for second order impacts and other matters.
6.7	Whilst all investment approaches provide scope for engagement, some put enhanced emphasis on the role of engagement (e.g. those seeking to reorient corporate strategies through a combination of deep engagement and significant ownership). For these strategies, stewardship may in exceptional circumstances also extend to seeking seats on company boards for team members. In this way, relevant portfolio managers - accepting the responsibilities and liabilities that arise as a director - can secure a perspective advantage over ordinary shareholders, through direct oversight of the investee company's management and the implementation of strategy by the Board. For more conventional strategies, portfolio managers would typically not seek to join an investee company's Board, although they may look to support the nomination of third parties to serve as shareholder representatives.
6.8	We also conduct engagement with a wider range of industry and business stakeholders as part of contributing to the development of the wider operating environment within which we conduct our business. We recognise that as a business we have a responsibility to engage with industry stakeholders in support of the development of an operating environment that is itself sustainable over the long-run. Given our core focus as a business on supporting responsible investment, we may from time to time choose to align ourselves with third party organisations focussed on responsible investment issues and whose interests are aligned to our own. Where we do so, we will look to make an active contribution to the development of the work conducted by and within those organisations.
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7. Escalation

7.1	Our general approach to stewardship assumes we are normally a part owner of the businesses in which we invest, sitting alongside a well-diversified group of other part owners. The actions we take in specific circumstances can and do vary though, reflecting not least the objectives of the individual strategies that our investment teams manage, the ownership structure of the company in which are invested, as well as the stewardship options at our disposal at the time.
7.2	Within our stewardship approach, whilst recognising that some outcomes may take time to crystallise to the benefit of our clients, we are mindful also that escalation may from time to time be required in order to increase the likelihood of securing those outcomes. Building on our normal proxy voting process, escalation may include, but is not limited to, taking the following steps:
●	Engage bilaterally / collaboratively
●	Engage at more senior level
●	Write formally to shareholder representatives i.e. non-executive directors
●	Make public statement / Attend AGM
●	Vote against specific proposal at shareholder meeting
●	File shareholder proposal
●	Form concert party
7.3	This list offers a sense of the options available for teams to consider as part of escalation. There is no requirement that these steps should be followed sequentially or that escalation should encompass all steps. By exception, escalation may also include discussion of non-public price sensitive information with investee companies, subject to the terms set out within the Redwheel Market Conduct policy.
7.4	In parallel, subject to applicable laws and policies, we may also seek to consult with other relevant stakeholders in private to facilitate the sharing of views in order to help inform the implementation of our stewardship strategy in context.
7.5	Escalation of our engagement approach with a particular company may also involve the deployment of a companion proxy voting strategy designed to support the delivery of specific engagement goals.
7.6	Only in extreme situations will we look to divest as part of a strategy to drive change within a company. This would normally be accompanied by a public statement.
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8. Prioritisation

8.1	As a global investor operating within a dynamic environment, the fulfilment of stewardship obligations involves constant review and reprioritisation of available resources to balance activities that might be characterised as primarily:
●	'ongoing monitoring' – as part of which we would make known our evolving views and expectations, offer advice, and receive associated updates from the companies in which we invest
●	'active risk management' – as part of which we would seek change to company practice/strategy
8.2	Against this backdrop, we may also conduct stewardship as part of discussions focussed on areas of potential future opportunity, including with respect to distinct sustainability themes or impact frameworks (such as the UN Sustainable Development Goals). Stewardship may also focus on disclosure, encouraging investee companies to meet minimum applicable reporting standards and to improve through time.
8.3	Dependent on the nature of specific concerns, the stewardship strategy we adopt with respect to a particular investment opportunity may on the one hand be proactive (i.e. risk/opportunity driven) or on the other reactive (i.e. event driven). Within proactive engagement, actions may include raising awareness of emerging best practice, encouraging focus on areas of new opportunity, or seeking to address/reduce issues arising through the course of operations. Work is typically company specific, but may from time to time be more thematic in nature. This could for instance be the case where portfolio-level adverse impacts (such as those identified under the Principal Adverse Impact framework established in relation to the EU Sustainable Finance Disclosure Regulation) are monitored, with subsequent engagement undertaken to encourage companies to take related action to reduce those adverse impacts. Proactive engagement may also include contributing to the development of public policy and/or best practice guidance that supports our ability to act in the long-term interests of our clients.
8.4	Within event-driven engagement, actions may include advising boards and management on options for responding effectively to relevant event(s). They may also include as part of subsequent proxy voting consideration of the role of the company and its senior leadership within those events, as well as our views on the adequacy of the response in context.
8.5	Prioritisation will take into account our assessment of the prospects and magnitude of the benefits that may arise, as well as the materiality of the issue within our investment thesis.
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9. Resources

9.1	Individual investment strategies are exposed to a wide range of risk factors. In managing portfolios, as the relative importance of specific issues changes over time, our investment teams will as a matter of course adjust their stewardship priorities and their resource allocation accordingly. In terms of external resources available to support stewardship, members of our investment teams and policy specialists within our core business have access to a wide range of information sources including:
●	Financial and non-financial data and research (e.g. Bloomberg, Sustainalytics, ISS)
●	Company and industry reports
●	Conventional and specialist broker research
●	Insight and commentary from organisations of which we are a member
●	Mainstream and specialist media sources
●	Third party public reports (e.g. academic papers, research from think tanks, NGO accounts)

10. Transparency

10.1	At Redwheel, we believe that transparent reporting provides the foundation for the trusted relationships we have with our clients. To the extent possible, we will be transparent about our stewardship work. Where work is of a sensitive nature (e.g. where we have become an insider on a corporate action, where we are working in partnership with others under an obligation of confidentiality, or where engagement is ongoing), it may not be possible to provide comprehensive disclosure. In such cases, we will nonetheless aim to provide an indication of the breadth of our stewardship activities through reporting.
10.2	Responsibility at the strategy level for stewardship reporting ultimately rests with our investment teams. The content of the reporting provided may vary in order to meet the specific needs of relevant clients.
10.3	Aggregated public reporting will be provided on an annual basis in the form of a Stewardship Report, prepared in line with the expectations set by the UK's Financial Reporting Council in relation to stewardship reporting.
10.4	Further detail will also be made available as required within reporting produced to meet other specific needs (e.g. regulatory obligations arising under the EU's Sustainable Finance Disclosure Regulation in respect of principal adverse sustainability impacts).
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10.5	Disclosure of voting records at shareholder meetings will also be made publicly available. In view of the need to respect client confidentiality, disclosure in this regard will be limited to the constituents of the pooled funds we manage.

11. Management of conflicts of interest

11.1	We recognise that conflicts of interest can and do exist within our business model. Conflicts can arise through, for instance:
●	Financial interest in the securities issued by an investee company
●	Financial interest in the outcome of a decision taken by an investee company
●	Business relationship between Redwheel and an investee company
●	Redwheel investment teams investing in the securities of a common issuer
●	Redwheel investment teams serving clients with differing stewardship expectations
11.2	The primary mechanisms for managing conflicts within our business are detailed within our separate dedicated Redwheel Conflicts of Interest policy which applies to all our employees, and defines the actions that must be taken in order to manage conflict on a day to day basis. The policy is reviewed annually and updated as required. All potential and actual conflicts are recorded by the Compliance team.
11.3	These mechanisms are supplemented as needed in specific instances. For instance, Redwheel provides reports to Redwheel's Funds' Boards on a quarterly basis to ensure awareness of the voting activity of our investment teams at companies in respect of which a conflict of interest has been established and is being managed. Responsibility for determining the list of companies with which Redwheel and its staff have potential conflicts of interest rests with our Enterprise Risk team and Compliance team. This list is reviewed and updated on a quarterly basis.
11.4	Where clients retain an 'engagement overlay' service provider in respect of the funds we manage on their behalf, we will as a matter of priority seek to understand the objectives of that provider and look to develop relations proactively in order to enhance the extent to which the stewardship undertaken can be reflected within portfolio management in a timely manner. In this way, we hope also to make a constructive contribution to the development of the stewardship approach applied by the third-party provider.
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12. Client engagement and review

12.1	Our effectiveness in delivering on our clients' expectations depends on an alignment of interests. Only by developing proper understanding of clients' needs and approaches, including with respect to stewardship, can we hope to earn and retain trust in our ability and willingness to act as good stewards of our clients' assets.
12.2	It is for this reason that, in addition to our investment teams' co-investment alongside our clients to ensure a natural alignment of interests, we make best efforts to monitor pro-actively the evolution of expectations of our clients and other industry participants, including with respect to stewardship. However, we nonetheless encourage all our clients to provide feedback on our approach so that our policies and processes can be developed in a way that continues to reflect central expectations.
12.3	We also make best efforts to support stewardship initiatives that are supported by or brought to our attention by clients. The opportunity to work with clients in this way is where we see greatest alignment of interests. This does not mean we can support all client requests however. Reasons why we might not support specific stewardship initiatives include questions of scope (for instance, requiring us to commit to action unrelated to investment), or instances where involvement would compromise the ability of investment teams to meet the expectations of other clients.
12.4	To the extent that feedback indicates revisions are required, these will be incorporated as appropriate as part of the annual review of the Redwheel Stewardship Policy.

13. Principal variations by asset class

13.1	Different investments give rise to different rights accruing to the investor. As an investor in equities and fixed income markets, the most notable amongst these in the stewardship context is that formal ownership rights arise only for equity investors. By contrast, investors in fixed income have seniority over equity investors in the event of bankruptcy proceedings. However, they do not have the same formal claim over a company's profits or any right to participate in shareholder meetings.
13.2	As such, the breadth, depth and scope of stewardship activity can and does vary across our investment teams where different asset classes are managed. For instance, for teams that invest in equity, there is far more scope for engagement that supports 'active risk management' than there is for teams investing in fixed income; for them, alternative stewardship activities may be more appropriate, such as supporting the development of novel stewardship approaches and so contributing to the development of market best practice.
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Disclaimer

The term "RWC" may include any one or more RWC branded entities including RWC Partners Limited and RWC Asset Management LLP, each of which is authorised and regulated by the UK Financial Conduct Authority and, in the case of RWC Asset Management LLP, the US Securities and Exchange Commission; RWC Asset Advisors (US) LLC, which is registered with the US Securities and Exchange Commission; and RWC Singapore (Pte) Limited, which is licensed as a Licensed Fund Management Company by the Monetary Authority of Singapore.

RWC may act as investment manager or adviser, or otherwise provide services, to more than one product pursuing a similar investment strategy or focus to the product detailed in this document. RWC seeks to minimise any conflicts of interest, and endeavours to act at all times in accordance with its legal and regulatory obligations as well as its own policies and codes of conduct.

This document is directed only at professional, institutional, wholesale or qualified investors. The services provided by RWC are available only to such persons. It is not intended for distribution to and should not be relied on by any person who would qualify as a retail or individual investor in any jurisdiction or for distribution to, or use by, any person or entity in any jurisdiction where such distribution or use would be contrary to local law or regulation.

This document has been prepared for general information purposes only and has not been delivered for registration in any jurisdiction nor has its content been reviewed or approved by any regulatory authority in any jurisdiction. The information contained herein does not constitute: (i) a binding legal agreement; (ii) legal, regulatory, tax, accounting or other advice; (iii) an offer, recommendation or solicitation to buy or sell shares in any fund, security, commodity, financial instrument or derivative linked to, or otherwise included in a portfolio managed or advised by RWC; or (iv) an offer to enter into any other transaction whatsoever (each a "Transaction"). No representations and/or warranties are made that the information contained herein is either up to date and/or accurate and is not intended to be used or relied upon by any counterparty, investor or any other third party.

RWC uses information from third party vendors, such as statistical and other data, that it believes to be reliable. However, the accuracy of this data, which may be used to calculate results or otherwise compile data that finds its way over time into RWC research data stored on its systems, is not guaranteed. If such information is not accurate, some of the conclusions reached or statements made may be adversely affected. RWC bears no responsibility for your investment research and/or investment decisions and you should consult your own lawyer, accountant, tax adviser or other professional adviser before entering into any Transaction. Any opinion expressed herein, which may be subjective in nature, may not be shared by all directors, officers, employees, or representatives of RWC and may be subject to change without notice. RWC is not liable for any decisions made or actions or inactions taken by you or others based on the contents of this document and neither RWC nor any of its directors, officers, employees, or representatives (including affiliates) accepts any liability whatsoever for any errors and/or omissions or for any direct, indirect, special, incidental, or consequential loss, damages, or expenses of any kind howsoever arising from the use of, or reliance on, any information contained herein.

Information contained in this document should not be viewed as indicative of future results. Past performance of any Transaction is not indicative of future results. The value of investments can go down as well as up. Certain assumptions and forward looking statements may have been made either for modelling purposes, to simplify the presentation and/or calculation of any projections or estimates contained herein and RWC does not represent that that any such assumptions or statements will reflect actual future events or that all assumptions have been considered or stated. Forward-looking statements are inherently uncertain, and changing factors such as those affecting the markets generally, or those affecting particular industries or issuers, may cause results to differ from those discussed. Accordingly, there can be no assurance that estimated returns or projections will be realised or that actual returns or performance results will not materially differ from those estimated herein. Some of the information contained in this document may be aggregated data of Transactions executed by RWC that has been compiled so as not to identify the underlying Transactions of any particular customer.

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The information transmitted is intended only for the person or entity to which it has been given and may contain confidential and/or privileged material. In accepting receipt of the information transmitted you agree that you and/or your affiliates, partners, directors, officers and employees, as applicable, will keep all information strictly confidential. Any review, retransmission, dissemination or other use of, or taking of any action in reliance upon, this information is prohibited. The information contained herein is confidential and is intended for the exclusive use of the intended recipient(s) to which this document has been provided. Any distribution or reproduction of this document is not authorised and is prohibited without the express written consent of RWC or any of its affiliates.

Changes in rates of exchange may cause the value of such investments to fluctuate. An investor may not be able to get back the amount invested and the loss on realisation may be very high and could result in a substantial or complete loss of the investment. In addition, an investor who realises their investment in a RWC-managed fund after a short period may not realise the amount originally invested as a result of charges made on the issue and/or redemption of such investment. The value of such interests for the purposes of purchases may differ from their value for the purpose of redemptions. No representations or warranties of any kind are intended or should be inferred with respect to the economic return from, or the tax consequences of, an investment in a RWC-managed fund. Current tax levels and reliefs may change. Depending on individual circumstances, this may affect investment returns. Nothing in this document constitutes advice on the merits of buying or selling a particular investment. This document expresses no views as to the suitability or appropriateness of the fund or any other investments described herein to the individual circumstances of any recipient.

AIFMD and Distribution in the European Economic Area ("EEA")

The Alternative Fund Managers Directive (Directive 2011/61/EU) ("AIFMD") is a regulatory regime which came into full effect in the EEA on 22 July 2014. RWC Asset Management LLP is an Alternative Investment Fund Manager (an "AIFM") to certain funds managed by it (each an "AIF"). The AIFM is required to make available to investors certain prescribed information prior to their investment in an AIF. The majority of the prescribed information is contained in the latest Offering Document of the AIF. The remainder of the prescribed information is contained in the relevant AIF's annual report and accounts. All of the information is provided in accordance with the AIFMD.

In relation to each member state of the EEA (each a "Member State"), this document may only be distributed and shares in a RWC fund ("Shares") may only be offered and placed to the extent that (a) the relevant RWC fund is permitted to be marketed to professional investors in accordance with the AIFMD (as implemented into the local law/regulation of the relevant Member State); or (b) this document may otherwise be lawfully distributed and the Shares may lawfully offered or placed in that Member State (including at the initiative of the investor).

Information Required for Distribution of Foreign Collective Investment Schemes to Qualified Investors in Switzerland

The representative and paying agent of the RWC-managed funds in Switzerland (the "Representative in Switzerland") FIRST INDEPENDENT FUND SERVICES LTD, Klausstrasse 33, CH-8008 Zurich. Swiss Paying Agent: Helvetische Bank AG, Seefeldstrasse 215, CH-8008 Zurich. In respect of the units of the RWC-managed funds distributed in Switzerland, the place of performance and jurisdiction is at the registered office of the Representative in Switzerland.

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